

September 29, 2014

Via E-mail
Mr. Roy Golan
Vice President - Finance
NeuroDerm, Ltd.
Ruhrberg Science Building
3 Pekeris Street
Rehovet 7670203 Israel

> **Re: NeuroDerm, Ltd.**
> **Registration Statement on Form F-1**
> **Filed September 15, 2014**
> **File No. 333-198754**

Dear Mr. Golan:

We have reviewed your registration statement and have the following additional comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Capitalization, page 50

1. Please revise your 'pro forma' presentation to disclose the amount of the charges to earnings you expect to record upon the conversion of your:

   - 2013 Notes at a conversion price not to exceed one-third of the price of this offering as indicated on page 128; and

   - 2014 Notes at a discount to the price of this offering and the payment of any cash conversion premium as stipulated on page 129 and elsewhere in your filing.

   If you do not expect to record any charges for these items please tell us why not and reference for us the authoritative literature you rely upon to support your position.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates
Share-based compensation, page 69

2. Please refer to prior comment 3. We acknowledge the information provided in your response, including your intention to progressively bridge your fair value determinations to the estimated IPO price range. Please confirm for us that you have not recorded any share-based payment compensation related to your March 2014 option grants in your June 30, 2014 financial statements because you cannot assume the completion of your offering and as such no options can be deemed to vest. If so, please revise your 'pro forma as adjusted' presentation in capitalization to include disclosure of the anticipated charge to earnings for the options expected to be vested at the offering date. If not, please tell us your historical accounting for these options as well as your anticipated accounting upon the completion of your offering and after it and separately reference for us the authoritative literature you rely upon to support your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan f*or*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
    Colin Diamond, Esq.
    White & Case LLP